ALLIANCE RECOVERY CORPORATION
#390-1285 N. TELEGRAPH ROAD
MONROE, MICHIGAN 48162-3368
(519)671-0417

January 26, 2007

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

Re:	Alliance Recovery Corporation
File No. 333-121659

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-121659, to 12:00 P.M. Eastern Standard Time on January 30, 2007, or as soon as practicable thereafter.

We are also aware that:

•	Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ALLIANCE RECOVERY CORPORATION

/s/ PETER VAISLER
PRESIDENT AND SECRETARY